NORTHERN ABITIBI MINING CORP.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX


10015275

FILE No.
82-4749

February 11, 2010

SEC
Mail Processing
Section
FEB 23 2010
Washington, DC
104

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated February 11, 2010

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

3/1

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **FEBRUARY 11, 2010**

News Release: **10-05** Trading Symbol: TSX Venture-**NAI**

FEB 2 3 2010
Washington, DC
104

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI RECEIVES COMPLETE RE-ASSAY RESULTS FROM VIKING - GOLD GRADES INCREASE 10.8%

Northern Abitibi Mining Corp. ("Northern Abitibi") has received all of the outstanding re-assay results on larger size samples from Viking drill core and is pleased to announce a 10.8% increase in gold values.

New Assay Results
A total of 802 drill core samples from the Viking project have been re-analyzed for gold with the entire sample pulverized and combined with the original pulp to provide as large a sample size as possible. Maximizing the sample size at Viking has proven to be beneficial as more grains of the nuggety free gold present in the system are captured in the sample.

As a result of the re-assays some of the samples increased in gold value and some decreased in gold value. Most of the decreases in gold values come from low grade samples, whereas most of the significant increases in gold values come from higher grade samples. The net result is an overall 10.8% increase in average gold grades in the 802 samples in contrast with previously released grades based on assaying smaller sample sizes.

The re-assay results have resulted in the identification of several new high grade zones in the drill data as summarized in the table below. Notable new high grade zones identified through the re-assaying of larger sample sizes include 16.2 grams per tonne (g/t) gold over 1.2 metres in hole 09VK-14,15.5 g/t gold over 2.7 metres and 55.7 g/t gold over 0.6 metres in hole 09VK-21, and 12.2 g/t gold over 0.9 metres in hole 09VK-32.

New high-grade intervals identified using a total pulp preparation – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Re-assay Au g/t	Original Au g/t
09VK-14	50.3	51.5	1.2	**16.2**	10.2
09VK-14	73.5	74.5	1.0	**12.2**	7.0
09VK-21	18.9	21.6	2.7	**15.5**	3.4
including	21.0	21.6	0.6	**55.7**	2.1
09VK-27	9.0	10.0	1.0	**5.2**	2.7
09VK-31	46.9	48.0	1.1	**11.3**	8.0
09VK-32	14.5	15.4	0.9	**12.2**	5.8
09VK-39	78.5	79.5	1.0	**5.8**	3.2

*The true widths of the mineralized intercepts have not been determined.

Composite intervals from drill holes 10 to 45 have been re-calculated using the re-assay results and are shown in the table below. Most composite intervals remain essentially unchanged, some show minor decreases in gold grades, and some show significant increases in gold grades. The increases are highlighted by hole 09VK-14 which had a 57.4 metre interval increase from 2.6 to 2.8 g/t gold, hole 09VK-21 which had a 40.5 metre interval increase from 1.0 to 1.8 g/t gold, hole 09VK-26 which had a 13.1 metre interval increase from 0.7 to 1.1 g/t gold, hole 09VK-31 which had a 5.1 metre interval increase from 16.7 to 17.4 g/t gold, and hole 09VK-32 which had a 39.7 metre interval increase from 1.4 to 1.6 g/t gold.

New composite gold intervals using total pulp re-assay samples – Viking Project

Drill Hole	**From (m)**	**To (m)**	**Width (m)***	**Re-assay Au g/t**	Original Au g/t
08VK-10	10	18	10	**0.7**	1.0
and	29.5	33.5	4	**4.0**	3.2
including	30.5	31.5	1	**8.4**	6.6
including	32.5	33.5	1	**4.6**	5.1
09VK-11	2.1	57.5	55.4	**0.4**	0.4
including	3	6.4	3.4	**3.0**	3.3
including	5.7	6.4	0.7	**8.1**	9.1
09VK-12	0	61.5	61.5	**0.2**	0.2
including	8.2	8.6	0.4	**4.7**	4.7
09VK-13	5.9	129.4	113.0**	**0.2**	0.2
including	123	123.6	0.6	**9.3**	9.3
09VK-14	20.6	78	57.4	**2.8**	2.6
including	48.3	52.6	4.3	**20.6**	18.4
including	49.3	50.3	1	**45.5**	45.5
including	57.9	58.4	0.5	**36.2**	36.2
including	73.5	74.5	1	**12.2**	7.0
09VK-16	31.5	49	17.5	**2.7**	2.9
including	37.5	38	0.5	**36.0**	36.0
09VK-17	4.6	5.6	1	**0.0**	0.0
09VK-17	20.7	50.1	29.4	**1.0**	1.0
including	47.2	47.6	0.4	**19.8**	19.8
09VK-18	28.5	38.8	10.3	**1.0**	0.9
including	38.4	38.8	0.4	**5.0**	5.0
09VK-19	2.8	44.2	41.4	**2.0**	2.0
including	12.2	30.4	18.2	**4.1**	4.1
including	26.3	27.5	1.2	**37.5**	37.5
09VK-20	5.6	35.6	30	**1.7**	1.7
including	6.8	7	0.2	**34.7**	34.7
including	14.5	19	4.5	**5.8**	6.1
including	33.9	34.6	0.7	**11.2**	10.3
09VK-20	71.5	71.9	0.4	**7.5**	7.4
09VK-20	71.9	72.3	0.4	**14.7**	14.7
09VK-21	4.7	45.2	40.5	**1.8**	1.0
including	18.9	19.4	0.5	**14.3**	13.2
including	43	44	1	**6.2**	6.5
09VK-22	8	30.2	22.2	**1.7**	1.9
including	10.8	11	0.2	**37.2**	37.2
including	18.5	19	0.5	**7.3**	10.9
09VK-23	11	38	27	**7.9**	7.9
including	19.7	24.5	4.8	**41.7**	41.4
including	24	24.5	0.5	**135.9**	135.9
09VK-24	13.5	14.5	1	**1.1**	1.1
09VK-24	43.7	44.9	1.2	**1.0**	1.2
09VK-25	6.5	8	1.5	**0.4**	0.4
09VK-26	46	65.5	19.5	**0.8**	0.5
including	52.4	65.5	13.1	**1.1**	0.7
09VK-26	75	77	2	**1.2**	1.2
09VK-27	1.3	49.3	48	**0.6**	0.5
including	7	10	3	**2.5**	1.5
including	32.8	39.5	6.7	**1.7**	1.7
including	36.5	37.5	1	**5.3**	5.0
including	49	49.3	0.3	**12.4**	12.5
09VK-28	1.1	60	58.9	**0.5**	0.5
including	10.5	11.6	1.1	**5.7**	5.9
including	38.2	45.3	7.1	**1.4**	1.4

Drill Hole	From (m)	To (m)	Width (m)*	Re-assay Au g/t	Original Au g/t
09VK-29	10.5	67.8	57.3	**0.3**	0.3
including	63	67.8	4.8	**1.9**	1.7
including	66.4	67.8	1.4	**2.5**	2.6
09VK-30	15	38.8	23.8	**2.5**	2.7
including	31.5	37.9	6.4	**7.2**	7.8
including	37.1	37.9	0.8	**32.7**	32.7
09VK-31	43.9	49	5.1	**17.4**	16.7
including	45.8	46.9	1.1	**24.1**	24.1
09VK-32	12.5	52.2	39.7	**1.6**	1.4
including	13.5	31.1	17.6	**2.8**	2.5
including	28.1	28.6	0.5	**45.9**	45.9
09VK-34	60	60.65	0.65	**6.7**	6.7
09VK-35	65.4	66	0.6	**27.7**	27.7
09VK-36	95	96.5	1.5	**3.0**	3.5
09VK-37	89	123.5	34.5	**0.8**	0.8
including	113	123.5	10.5	**1.4**	1.3
09VK-38	74	95	21	**1.3**	1.2
including	86	87.5	1.5	**5.9**	5.7
09VK-38	163	169	6	**0.6**	0.7
09VK-39	52.5	98	45.5	**1.0**	1.0
including	70.4	98	27.6	**1.5**	1.5
including	70.4	71.5	1.1	**23.4**	23.4
09VK-40	20.1	31.2	11.1	**0.8**	0.7
09VK-41	21.1	41	19.9	**1.6**	1.6
including	34.8	35.8	1	**14.5**	14.5
including	40.3	41	0.7	**21.9**	21.9
09VK-42	46	66.6	20.6	**0.5**	0.5
09VK-43	53.7	85	31.3	**1.0**	1.0
including	79	84	5	**2.8**	2.8
including	79	80	1	**7.0**	7.0
09VK-45	99.8	116.5	16.7	**0.5**	0.5
including	108.5	109.5	1	**1.9**	1.6

*The true widths of the mineralized intercepts have not been determined. ** Interval excludes 10.5 metres of core that was not sampled.

The new re-assays have been incorporated into the drill hole database and are being used in 3-D modelling and drill hole planning. Planning and permitting for an aggressive 2010 exploration program at Viking is underway. Details of the 2010 exploration program will be announced in the coming weeks.

Display at PDAC 2010
Northern Abitibi will have a core display featuring the Viking project at the Prospectors and Developers Association of Canada (PDAC) Mining Investment Show in Toronto. The Viking core will be on display Tuesday March 9, from 9:00 am to 5:00 pm, and Wednesday, March 10, from 9:00 am to 12 noon, located on Level 700, South Building of the Metro Toronto Convention Centre, downtown Toronto. We invite you to stop by and visit our display, meet management, and discuss our exploration plans for 2010.

Options Granted
Northern Abitibi has granted stock options under its Stock Option Plan to directors, officers, and one employee to purchase up to 700,000 common shares at an exercise price of $0.155 per share for a period of five years commencing on February 11, 2010.

Other
The commission payable on the recently closed private placement and reported in our news release dated February 5, 2010, should have read $75, 810 and not $75,530.

Washington, DC
104

The Viking Property
The Viking Property contains numerous high grade and larger lower grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include high grade drill intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. The other half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). Gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc..

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **FEBRUARY 11, 2010**

News Release: **10-05** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI RECEIVES COMPLETE RE-ASSAY RESULTS FROM VIKING - GOLD GRADES INCREASE 10.8%

Northern Abitibi Mining Corp. ("Northern Abitibi") has received all of the outstanding re-assay results on larger size samples from Viking drill core and is pleased to announce a 10.8% increase in gold values.

New Assay Results

A total of 802 drill core samples from the Viking project have been re-analyzed for gold with the entire sample pulverized and combined with the original pulp to provide as large a sample size as possible. Maximizing the sample size at Viking has proven to be beneficial as more grains of the nuggety free gold present in the system are captured in the sample.

As a result of the re-assays some of the samples increased in gold value and some decreased in gold value. Most of the decreases in gold values come from low grade samples, whereas most of the significant increases in gold values come from higher grade samples. The net result is an overall 10.8% increase in average gold grades in the 802 samples in contrast with previously released grades based on assaying smaller sample sizes.

The re-assay results have resulted in the identification of several new high grade zones in the drill data as summarized in the table below. Notable new high grade zones identified through the re-assaying of larger sample sizes include 16.2 grams per tonne (g/t) gold over 1.2 metres in hole 09VK-14,15.5 g/t gold over 2.7 metres and 55.7 g/t gold over 0.6 metres in hole 09VK-21, and 12.2 g/t gold over 0.9 metres in hole 09VK-32.

New high-grade intervals identified using a total pulp preparation – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Re-assay Au g/t	Original Au g/t
09VK-14	50.3	51.5	1.2	**16.2**	10.2
09VK-14	73.5	74.5	1.0	**12.2**	7.0
09VK-21	18.9	21.6	2.7	**15.5**	3.4
including	21.0	21.6	0.6	**55.7**	2.1
09VK-27	9.0	10.0	1.0	**5.2**	2.7
09VK-31	46.9	48.0	1.1	**11.3**	8.0
09VK-32	14.5	15.4	0.9	**12.2**	5.8
09VK-39	78.5	79.5	1.0	**5.8**	3.2

*The true widths of the mineralized intercepts have not been determined.

Composite intervals from drill holes 10 to 45 have been re-calculated using the re-assay results and are shown in the table below. Most composite intervals remain essentially unchanged, some show minor decreases in gold grades, and some show significant increases in gold grades. The increases are highlighted by hole 09VK-14 which had a 57.4 metre interval increase from 2.6 to 2.8 g/t gold, hole 09VK-21 which had a 40.5 metre interval increase from 1.0 to 1.8 g/t gold, hole 09VK-26 which had a 13.1 metre interval increase from 0.7 to 1.1 g/t gold, hole 09VK-31 which had a 5.1 metre interval increase from 16.7 to 17.4 g/t gold, and hole 09VK-32 which had a 39.7 metre interval increase from 1.4 to 1.6 g/t gold.

New composite gold intervals using total pulp re-assay samples – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Re-assay Au g/t	Original Au g/t
08VK-10	10	18	10	**0.7**	1.0
and	29.5	33.5	4	**4.0**	3.2
including	30.5	31.5	1	**8.4**	6.6
including	32.5	33.5	1	**4.6**	5.1
09VK-11	2.1	57.5	55.4	**0.4**	0.4
including	3	6.4	3.4	**3.0**	3.3
including	5.7	6.4	0.7	**8.1**	9.1
09VK-12	0	61.5	61.5	**0.2**	0.2
including	8.2	8.6	0.4	**4.7**	4.7
09VK-13	5.9	129.4	113.0**	**0.2**	0.2
including	123	123.6	0.6	**9.3**	9.3
09VK-14	20.6	78	57.4	**2.8**	2.6
including	48.3	52.6	4.3	**20.6**	18.4
including	49.3	50.3	1	**45.5**	45.5
including	57.9	58.4	0.5	**36.2**	36.2
including	73.5	74.5	1	**12.2**	7.0
09VK-16	31.5	49	17.5	**2.7**	2.9
including	37.5	38	0.5	**36.0**	36.0
09VK-17	4.6	5.6	1	**0.0**	0.0
09VK-17	20.7	50.1	29.4	**1.0**	1.0
including	47.2	47.6	0.4	**19.8**	19.8
09VK-18	28.5	38.8	10.3	**1.0**	0.9
including	38.4	38.8	0.4	**5.0**	5.0
09VK-19	2.8	44.2	41.4	**2.0**	2.0
including	12.2	30.4	18.2	**4.1**	4.1
including	26.3	27.5	1.2	**37.5**	37.5
09VK-20	5.6	35.6	30	**1.7**	1.7
including	6.8	7	0.2	**34.7**	34.7
including	14.5	19	4.5	**5.8**	6.1
including	33.9	34.6	0.7	**11.2**	10.3
09VK-20	71.5	71.9	0.4	**7.5**	7.4
09VK-20	71.9	72.3	0.4	**14.7**	14.7
09VK-21	4.7	45.2	40.5	**1.8**	1.0
including	18.9	19.4	0.5	**14.3**	13.2
including	43	44	1	**6.2**	6.5
09VK-22	8	30.2	22.2	**1.7**	1.9
including	10.8	11	0.2	**37.2**	37.2
including	18.5	19	0.5	**7.3**	10.9
09VK-23	11	38	27	**7.9**	7.9
including	19.7	24.5	4.8	**41.7**	41.4
including	24	24.5	0.5	**135.9**	135.9
09VK-24	13.5	14.5	1	**1.1**	1.1
09VK-24	43.7	44.9	1.2	**1.0**	1.2
09VK-25	6.5	8	1.5	**0.4**	0.4
09VK-26	46	65.5	19.5	**0.8**	0.5
including	52.4	65.5	13.1	**1.1**	0.7
09VK-26	75	77	2	**1.2**	1.2
09VK-27	1.3	49.3	48	**0.6**	0.5
including	7	10	3	**2.5**	1.5
including	32.8	39.5	6.7	**1.7**	1.7
including	36.5	37.5	1	**5.3**	5.0
including	49	49.3	0.3	**12.4**	12.5
09VK-28	1.1	60	58.9	**0.5**	0.5
including	10.5	11.6	1.1	**5.7**	5.9
including	38.2	45.3	7.1	**1.4**	1.4

Drill Hole	From (m)	To (m)	Width (m)*	Re-assay Au g/t	Original Au g/t
09VK-29	10.5	67.8	57.3	**0.3**	0.3
including	63	67.8	4.8	**1.9**	1.7
including	66.4	67.8	1.4	**2.5**	2.6
09VK-30	15	38.8	23.8	**2.5**	2.7
including	31.5	37.9	6.4	**7.2**	7.8
including	37.1	37.9	0.8	**32.7**	32.7
09VK-31	43.9	49	5.1	**17.4**	16.7
including	45.8	46.9	1.1	**24.1**	24.1
09VK-32	12.5	52.2	39.7	**1.6**	1.4
including	13.5	31.1	17.6	**2.8**	2.5
including	28.1	28.6	0.5	**45.9**	45.9
09VK-34	60	60.65	0.65	**6.7**	6.7
09VK-35	65.4	66	0.6	**27.7**	27.7
09VK-36	95	96.5	1.5	**3.0**	3.5
09VK-37	89	123.5	34.5	**0.8**	0.8
including	113	123.5	10.5	**1.4**	1.3
09VK-38	74	95	21	**1.3**	1.2
including	86	87.5	1.5	**5.9**	5.7
09VK-38	163	169	6	**0.6**	0.7
09VK-39	52.5	98	45.5	**1.0**	1.0
including	70.4	98	27.6	**1.5**	1.5
including	70.4	71.5	1.1	**23.4**	23.4
09VK-40	20.1	31.2	11.1	**0.8**	0.7
09VK-41	21.1	41	19.9	**1.6**	1.6
including	34.8	35.8	1	**14.5**	14.5
including	40.3	41	0.7	**21.9**	21.9
09VK-42	46	66.6	20.6	**0.5**	0.5
09VK-43	53.7	85	31.3	**1.0**	1.0
including	79	84	5	**2.8**	2.8
including	79	80	1	**7.0**	7.0
09VK-45	99.8	116.5	16.7	**0.5**	0.5
including	108.5	109.5	1	**1.9**	1.6

*The true widths of the mineralized intercepts have not been determined. ** Interval excludes 10.5 metres of core that was not sampled.

The new re-assays have been incorporated into the drill hole database and are being used in 3-D modelling and drill hole planning. Planning and permitting for an aggressive 2010 exploration program at Viking is underway. Details of the 2010 exploration program will be announced in the coming weeks.

Display at PDAC 2010

Northern Abitibi will have a core display featuring the Viking project at the Prospectors and Developers Association of Canada (PDAC) Mining Investment Show in Toronto. The Viking core will be on display Tuesday March 9, from 9:00 am to 5:00 pm, and Wednesday, March 10, from 9:00 am to 12 noon, located on Level 700, South Building of the Metro Toronto Convention Centre, downtown Toronto. We invite you to stop by and visit our display, meet management, and discuss our exploration plans for 2010.

Options Granted

Northern Abitibi has granted stock options under its Stock Option Plan to directors, officers, and one employee to purchase up to 700,000 common shares at an exercise price of $0.155 per share for a period of five years commencing on February 11, 2010.

Other

The commission payable on the recently closed private placement and reported in our news release dated February 5, 2010, should have read $75, 810 and not $75,530.

FEB 2 3 2010
Washington, DC
104

The Viking Property
The Viking Property contains numerous high grade and larger lower grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include high grade drill intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. The other half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). Gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc..

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **FEBRUARY 11, 2010**

News Release: **10-05** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI RECEIVES COMPLETE RE-ASSAY RESULTS FROM VIKING - GOLD GRADES INCREASE 10.8%

Northern Abitibi Mining Corp. ("Northern Abitibi") has received all of the outstanding re-assay results on larger size samples from Viking drill core and is pleased to announce a 10.8% increase in gold values.

New Assay Results
A total of 802 drill core samples from the Viking project have been re-analyzed for gold with the entire sample pulverized and combined with the original pulp to provide as large a sample size as possible. Maximizing the sample size at Viking has proven to be beneficial as more grains of the nuggety free gold present in the system are captured in the sample.

As a result of the re-assays some of the samples increased in gold value and some decreased in gold value. Most of the decreases in gold values come from low grade samples, whereas most of the significant increases in gold values come from higher grade samples. The net result is an overall 10.8% increase in average gold grades in the 802 samples in contrast with previously released grades based on assaying smaller sample sizes.

The re-assay results have resulted in the identification of several new high grade zones in the drill data as summarized in the table below. Notable new high grade zones identified through the re-assaying of larger sample sizes include 16.2 grams per tonne (g/t) gold over 1.2 metres in hole 09VK-14,15.5 g/t gold over 2.7 metres and 55.7 g/t gold over 0.6 metres in hole 09VK-21, and 12.2 g/t gold over 0.9 metres in hole 09VK-32.

New high-grade intervals identified using a total pulp preparation – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Re-assay Au g/t	Original Au g/t
09VK-14	50.3	51.5	1.2	**16.2**	10.2
09VK-14	73.5	74.5	1.0	**12.2**	7.0
09VK-21	18.9	21.6	2.7	**15.5**	3.4
including	21.0	21.6	0.6	**55.7**	2.1
09VK-27	9.0	10.0	1.0	**5.2**	2.7
09VK-31	46.9	48.0	1.1	**11.3**	8.0
09VK-32	14.5	15.4	0.9	**12.2**	5.8
09VK-39	78.5	79.5	1.0	**5.8**	3.2

*The true widths of the mineralized intercepts have not been determined.

Composite intervals from drill holes 10 to 45 have been re-calculated using the re-assay results and are shown in the table below. Most composite intervals remain essentially unchanged, some show minor decreases in gold grades, and some show significant increases in gold grades. The increases are highlighted by hole 09VK-14 which had a 57.4 metre interval increase from 2.6 to 2.8 g/t gold, hole 09VK-21 which had a 40.5 metre interval increase from 1.0 to 1.8 g/t gold, hole 09VK-26 which had a 13.1 metre interval increase from 0.7 to 1.1 g/t gold, hole 09VK-31 which had a 5.1 metre interval increase from 16.7 to 17.4 g/t gold, and hole 09VK-32 which had a 39.7 metre interval increase from 1.4 to 1.6 g/t gold.

New composite gold intervals using total pulp re-assay samples – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Re-assay Au g/t	Original Au g/t
08VK-10	10	18	10	**0.7**	1.0
and	29.5	33.5	4	**4.0**	3.2
including	30.5	31.5	1	**8.4**	6.6
including	32.5	33.5	1	**4.6**	5.1
09VK-11	2.1	57.5	55.4	**0.4**	0.4
including	3	6.4	3.4	**3.0**	3.3
including	5.7	6.4	0.7	**8.1**	9.1
09VK-12	0	61.5	61.5	**0.2**	0.2
including	8.2	8.6	0.4	**4.7**	4.7
09VK-13	5.9	129.4	113.0**	**0.2**	0.2
including	123	123.6	0.6	**9.3**	9.3
09VK-14	20.6	78	57.4	**2.8**	2.6
including	48.3	52.6	4.3	**20.6**	18.4
including	49.3	50.3	1	**45.5**	45.5
including	57.9	58.4	0.5	**36.2**	36.2
including	73.5	74.5	1	**12.2**	7.0
09VK-16	31.5	49	17.5	**2.7**	2.9
including	37.5	38	0.5	**36.0**	36.0
09VK-17	4.6	5.6	1	**0.0**	0.0
09VK-17	20.7	50.1	29.4	**1.0**	1.0
including	47.2	47.6	0.4	**19.8**	19.8
09VK-18	28.5	38.8	10.3	**1.0**	0.9
including	38.4	38.8	0.4	**5.0**	5.0
09VK-19	2.8	44.2	41.4	**2.0**	2.0
including	12.2	30.4	18.2	**4.1**	4.1
including	26.3	27.5	1.2	**37.5**	37.5
09VK-20	5.6	35.6	30	**1.7**	1.7
including	6.8	7	0.2	**34.7**	34.7
including	14.5	19	4.5	**5.8**	6.1
including	33.9	34.6	0.7	**11.2**	10.3
09VK-20	71.5	71.9	0.4	**7.5**	7.4
09VK-20	71.9	72.3	0.4	**14.7**	14.7
09VK-21	4.7	45.2	40.5	**1.8**	1.0
including	18.9	19.4	0.5	**14.3**	13.2
including	43	44	1	**6.2**	6.5
09VK-22	8	30.2	22.2	**1.7**	1.9
including	10.8	11	0.2	**37.2**	37.2
including	18.5	19	0.5	**7.3**	10.9
09VK-23	11	38	27	**7.9**	7.9
including	19.7	24.5	4.8	**41.7**	41.4
including	24	24.5	0.5	**135.9**	135.9
09VK-24	13.5	14.5	1	**1.1**	1.1
09VK-24	43.7	44.9	1.2	**1.0**	1.2
09VK-25	6.5	8	1.5	**0.4**	0.4
09VK-26	46	65.5	19.5	**0.8**	0.5
including	52.4	65.5	13.1	**1.1**	0.7
09VK-26	75	77	2	**1.2**	1.2
09VK-27	1.3	49.3	48	**0.6**	0.5
including	7	10	3	**2.5**	1.5
including	32.8	39.5	6.7	**1.7**	1.7
including	36.5	37.5	1	**5.3**	5.0
including	49	49.3	0.3	**12.4**	12.5
09VK-28	1.1	60	58.9	**0.5**	0.5
including	10.5	11.6	1.1	**5.7**	5.9
including	38.2	45.3	7.1	**1.4**	1.4

Drill Hole	From (m)	To (m)	Width (m)*	Re-assay Au g/t	Original Au g/t
09VK-29	10.5	67.8	57.3	**0.3**	0.3
including	63	67.8	4.8	**1.9**	1.7
including	66.4	67.8	1.4	**2.5**	2.6
09VK-30	15	38.8	23.8	**2.5**	2.7
including	31.5	37.9	6.4	**7.2**	7.8
including	37.1	37.9	0.8	**32.7**	32.7
09VK-31	43.9	49	5.1	**17.4**	16.7
including	45.8	46.9	1.1	**24.1**	24.1
09VK-32	12.5	52.2	39.7	**1.6**	1.4
including	13.5	31.1	17.6	**2.8**	2.5
including	28.1	28.6	0.5	**45.9**	45.9
09VK-34	60	60.65	0.65	**6.7**	6.7
09VK-35	65.4	66	0.6	**27.7**	27.7
09VK-36	95	96.5	1.5	**3.0**	3.5
09VK-37	89	123.5	34.5	**0.8**	0.8
including	113	123.5	10.5	**1.4**	1.3
09VK-38	74	95	21	**1.3**	1.2
including	86	87.5	1.5	**5.9**	5.7
09VK-38	163	169	6	**0.6**	0.7
09VK-39	52.5	98	45.5	**1.0**	1.0
including	70.4	98	27.6	**1.5**	1.5
including	70.4	71.5	1.1	**23.4**	23.4
09VK-40	20.1	31.2	11.1	**0.8**	0.7
09VK-41	21.1	41	19.9	**1.6**	1.6
including	34.8	35.8	1	**14.5**	14.5
including	40.3	41	0.7	**21.9**	21.9
09VK-42	46	66.6	20.6	**0.5**	0.5
09VK-43	53.7	85	31.3	**1.0**	1.0
including	79	84	5	**2.8**	2.8
including	79	80	1	**7.0**	7.0
09VK-45	99.8	116.5	16.7	**0.5**	0.5
including	108.5	109.5	1	**1.9**	1.6

*The true widths of the mineralized intercepts have not been determined. ** Interval excludes 10.5 metres of core that was not sampled.

The new re-assays have been incorporated into the drill hole database and are being used in 3-D modelling and drill hole planning. Planning and permitting for an aggressive 2010 exploration program at Viking is underway. Details of the 2010 exploration program will be announced in the coming weeks.

Display at PDAC 2010

Northern Abitibi will have a core display featuring the Viking project at the Prospectors and Developers Association of Canada (PDAC) Mining Investment Show in Toronto. The Viking core will be on display Tuesday March 9, from 9:00 am to 5:00 pm, and Wednesday, March 10, from 9:00 am to 12 noon, located on Level 700, South Building of the Metro Toronto Convention Centre, downtown Toronto. We invite you to stop by and visit our display, meet management, and discuss our exploration plans for 2010.

Options Granted

Northern Abitibi has granted stock options under its Stock Option Plan to directors, officers, and one employee to purchase up to 700,000 common shares at an exercise price of $0.155 per share for a period of five years commencing on February 11, 2010.

Other

The commission payable on the recently closed private placement and reported in our news release dated February 5, 2010, should have read $75, 810 and not $75,530.

Mail Processing Section

FEB 23 2010

Washington, DC
104

The Viking Property

The Viking Property contains numerous high grade and larger lower grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include high grade drill intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control

The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. The other half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). Gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc..

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.